Dated: __ December 2005

(1)	CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND GEOLOGICAL COMPANY", as the Borrower

(2)	BCK VENTURES LIMITED, BEMA GOLD CORPORATION, KUPOLVENTURES LIMITED, WHITE ICE VENTURES LIMITED, CHUKOTKA VENTURES LIMITED and BEMA GOLD FAR EAST LLC, as the Guarantors

(3)	CATERPILLAR FINANCIAL SERVICES (UK) LIMITED, EXPORT DEVELOPMENT CANADA, INTERNATIONAL FINANCE CORPORATION and MITSUBISHI CORPORATION (UK) PLC, as the Lenders

(4)	CATERPILLAR FINANCIAL SERVICES (UK) LIMITED, EXPORT DEVELOPMENT CANADA and MITSUBISHI CORPORATION, as the Mandated Lead Arrangers

(5)	BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, as the Facility Agent for the Lenders, as the Documentation Agent and as the Principal Facilities Agent

PROJECT TERM LOAN FACILITY AGREEMENT
(TRANCHE A)

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THIS AGREEMENT, dated __ December, 2005 (as amended, modified or supplemented from time to time in accordance with the terms hereof, this "Agreement"), between:

(1)	CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND GEOLOGICAL COMPANY" (the "Borrower");

(2)

BCK VENTURES LIMITED ("BCK Ventures"), BEMA GOLD CORPORATION ("Bema"), KUPOL VENTURES LIMITED ("Kupol Cyprus"), WHITE ICE VENTURES LIMITED ("White Ice"), CHUKOTKA VENTURES LIMITED ("CVL"), and BEMA GOLD FAR EAST LLC ("Bema Far East" and, collectively with BCK Ventures, Bema, Kupol Cyprus, White Ice and CVL, the "Guarantors");

(3)	CATERPILLAR FINANCIAL SERVICES (UK) LIMITED, EXPORT DEVELOPMENT CANADA, INTERNATIONAL FINANCE CORPORATION and MITSUBISHI CORPORATION (UK) PLC (collectively, the "Lenders");

(4)

CATERPILLAR FINANCIAL SERVICES (UK) LIMITED, EXPORT DEVELOPMENT CANADA and MITSUBISHI CORPORATION, in their capacity as mandated lead arrangers of the financing contemplated by this Agreement (in such capacity, collectively, the "MLA's"); and

(5)

BAYERISCHE HYPO- UND VEREINSBANK AG, LONDON BRANCH, in its capacity as the Tranche A Facility Agent for the Lenders (in such capacity, the "Facility Agent") and in its capacity as the Documentation Agent and as the Principal Facilities Agent.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Common Terms Agreement

Terms for which meanings are provided in the Common Terms Agreement are, except to the extent otherwise defined in this Agreement, used in this Agreement with such meanings. The provisions of Clauses 1.2 to 1.9 of the Common Terms Agreement shall also apply to the interpretation and construction of this Agreement as if expressly set out herein.

1.2	Defined terms

The following terms when used in this Agreement shall have the following meanings:

"Agreed Form" means in respect of any instrument:

(a) in a form executed by the relevant parties and dated the date hereof; or

(b)

if not executed and dated the date hereof, substantially in the form initialled on the date hereof by the Documentation Agent (or Mayer, Brown, Rowe & Maw LLP on its behalf) and an Authorised Representative of Bema; or

(c)	in such form as the Documentation Agent and each Obligor party thereto (or, if no Obligor is party thereto, Bema) agree is the Agreed Form of such instrument for the purposes of this Agreement,

and the Agreed Form of any instrument described in clause (c) shall have precedence over and replace the Agreed Form of such instrument described in clauses (a) or (if specified in the form referred to in clause (c)) (b).

"Agreement" is defined in the preamble.

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"BCK Ventures" is defined in the preamble.

"Bema" is defined in the preamble.

"Bema Far East" is defined in the preamble.

"Borrower" is defined in the preamble.

"Borrowing Date" means a Business Day on which Loans are to be made pursuant to Clause 2.2.

"Borrowing Request" means a loan request and certificate duly executed by an Authorised Representative of each Obligor, substantially in the Agreed Form.

"Commitment" means, relative to any Lender, such Lender's obligation to make and to maintain its Loans, in each case pursuant to the terms and subject to the conditions of this Agreement and the other Finance Documents.

"Commitment Amount" means:

(a)

in relation to any Lender party hereto on the Effective Date, the amount set forth opposite such Lender's name in the signature pages hereto under the heading "Commitment Amount" as the same may be adjusted pursuant to this Agreement and/or the Common Terms Agreement; and

(b)

in relation to a Transferee Lender which becomes a Lender subsequent to the Effective Date, the amount (if any) of such Commitment Amount assumed from the Transferor Lender pursuant to the Transfer Certificate by which such Transferee Lender became a party to this Agreement as a Lender, in each case as such amount may be adjusted pursuant to any other Transfer Certificate to which such Lender or Transferee Lender, as the case may be, is a party.

"Commitment Termination Date" means the earlier to occur of (a) the Economic Completion Date, or (b) the date of the termination of each Commitment pursuant to Clause 13.2 or 13.3 of the Common Terms Agreement.

"Common Terms Agreement" means the Common Terms Agreement, dated on or about the date of this Agreement, between the Borrower, the Guarantors, the Risk Management SPV and the banks and/or financial institutions referred to (and defined) therein as the Finance Parties.

"Continuation Notice" means a notice of continuation and certificate duly executed by an Authorised Representative of the Borrower, substantially in the Agreed Form.

"Covered Tranche A Lender" means a Covered Senior Lender which is a Lender under this Agreement.

"CVL" is defined in the preamble.

"Effective Date" is defined in Clause 6.6.

"Facility Agent" is defined in the preamble.

"Final Maturity Date" means 30 June, 2013.

"Funding Percentage" means, relative to any Lender and at any time, the ratio (expressed as a percentage) of:

(a)	such Lender's Commitment Amount at such time to

(b)	the Total Commitment Amount at such time, as the same may be adjusted as a result of any assignment or transfer pursuant to Clause 6.9.

"Guarantors" is defined in the preamble.

"Interest Period" means, relative to any Loan:

(a)

initially, the period from the date such Loan is made to the day which numerically corresponds to the date one (1), three (3) or six (6) months thereafter (or such other date as agreed between all the Lenders and the Borrower) as the Borrower may irrevocably select in the Borrowing Request delivered pursuant to Clause 2.2 with respect to such Loan; and

(b)	thereafter, each period from the last day of the immediately preceding Interest Period applicable to such Loan to the day which numerically corresponds to such date one (1), three (3) or six (6) months thereafter (or such other date as may be agreed between all the Lenders and the Borrower) as the Borrower may irrevocably select in the relevant Continuation Notice delivered pursuant to Clause 2.3;

provided, however, that:

(c)

in the absence of the timely selection of an Interest Period for a then current Loan, the Borrower shall be deemed to have selected that the Loan be continued as a Loan of the same type for an Interest Period of one (1) month or such other duration as shall be required in order to comply with the other provisions of this Agreement;

(d)

if such Interest Period for any Loan would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day, unless such Business Day occurs in the next following calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(e)

where all or any portion of the principal amount of such Loan is to be repaid on a Principal Payment Date, the Borrower shall select an Interest Period relating to a portion of such Loan in at least the amount scheduled to be repaid which ends on such Principal Payment Date;

(f)	the final Interest Period for any Loan shall end not later than the Final Maturity Date; and

(g)	the Principal Facilities Agent shall be able to select Interest Periods satisfactory to it pursuant to Clause 3.2(b)(i), acting reasonably.

"Kupol Cyprus" is defined in the preamble.

"Lenders" is defined in the preamble.

"Loan" is defined in Clause 2.1(a) and shall, as the context may require, be deemed to refer to the principal amount thereof outstanding from time to time.

"Mandatory Costs Rate" means the rate determined in accordance with the schedule relating to such mandatory costs, substantially in the Agreed Form.

"MLA's" is defined in the preamble.

"Percentage" means, relative to any Lender and at any time:

(a)	if any Loans are outstanding, the ratio (expressed as a percentage) of:

	(i)	the principal amount of such Lender's Loans at such time; to

	(ii)	the principal amount of all the Lenders' Loans at such time or;

(b)	if no Loans are outstanding, the ratio (expressed as a percentage) of:

	(i)	such Lender's Commitment Amount at such time; to

	(ii)	the Total Commitment Amount.

"Primary Syndication" means the initial syndication of the Commitments by the Lenders which are parties to this Agreement on the Effective Date to the "hold" levels reflected in the mandate letters entered into by Bema with such Lenders prior to the Effective Date.

"Principal Payment Date" means, collectively, (a) each 30 June and 31 December of each calendar year, commencing with 31 December 2008, and (b) the Final Maturity Date.

"Process Agent" is defined in Clause 6.12(d) .

"Process Agent Acceptance" means a letter from the Process Agent to the Facility Agent, substantially in the Agreed Form.

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"Transfer Certificate" means a certificate relating to the transfer of Commitments and/or Loans from a Transferor Lender by a Transferee Lender, substantially in the Agreed Form.

"Transferee Lender" is defined in Clause 6.9(b) .

"Transferor Lender" is defined in Clause 6.9(b) .

"Uncovered Tranche A Lender" means a Lender under this Agreement which is not a Covered Tranche A Lender.

"White Ice" is defined in the preamble.

2.	COMMITMENTS; BORROWING AND INTEREST PERIOD SELECTION PROCEDURES, ETC

2.1	Commitments

(a)

Subject to the terms and conditions of this Agreement (including Clause 4) each Lender severally and for itself alone agrees that it will, from time to time on any Business Day occurring during the period commencing on the Effective Date and ending on the Commitment Termination Date, make loans (with respect to each Lender, each such loan individually a "Loan") denominated in Dollars to the Borrower as set forth in this Clause.

(b)

Each Loan made by each Lender pursuant to any Borrowing Request shall be made in a principal amount equal to such Lender's Funding Percentage of the aggregate principal amount of the Loans requested by the Borrower to be made on the Borrowing Date specified in such Borrowing Request.

(c)	A Lender shall not be required to make any Loan if, after giving effect thereto the aggregate original principal amount of all Loans:

	(i)	of all Lenders made since the Effective Date would exceed the Total Commitment Amount; or

	(ii)	of such Lender made since the Effective Date would exceed such Lender's Commitment Amount.

2.2	Procedure for making Loans

(a)

By delivering a Borrowing Request to the Facility Agent on or before 11:00 a.m. on any Business Day the Borrower may request, on not less than five (5) nor more than seven (7) Business Days' notice (counting the date on which such Borrowing Request is given), that Loans be made by all Lenders on the Borrowing Date, and in the principal amount, in each case as specified in such Borrowing Request. Upon receipt of a Borrowing Request, the Facility Agent shall promptly notify each Lender and the Principal Facilities Agent of the contents thereof, and such Borrowing Request shall not thereafter be revocable.

(b)

The aggregate principal amount of Loans requested to be made in any Borrowing Request shall be in an integral multiple of U.S.$1,000,000 and, when aggregated with the Loans to be made on the same Borrowing Date under the Tranche B Loan Agreement, shall be in a minimum amount of U.S.$10,000,000 and a maximum amount of U.S.$25,000,000; provided, however, that the initial Loans may, subject to the other terms and conditions of the Finance Documents, be in such amount as shall enable the Borrower to comply with the condition precedent set forth in Clause 8.1(p) of the Common Terms Agreement.

(c)

Subject to the terms and conditions of this Agreement (including Clause 4), the Loans requested to be made in a Borrowing Request shall be made on the requested Borrowing Date. On such Borrowing Date and subject to such terms and conditions, each Lender shall, on or before 11:00 a.m., credit such Dollar account of the Principal Facilities Agent at its Dollar Lending Office as the Principal Facilities Agent may notify to the Lenders with an amount of Dollars equal to such Lender's Funding Percentage of the aggregate principal amount of the Loans to be made pursuant to such Borrowing Request. To the extent funds are received by the Principal Facilities Agent from the Lenders in respect of the Loans requested by each Borrowing Request (but subject to clause (d)) the Principal Facilities Agent shall make such funds available to the Borrower by crediting the principal amount of such Loans to the Moscow Dollar Account. No Lender's obligation to make any Loan as aforesaid shall be affected by any other Lender's failure to make any other Loan.

(d)

Unless the Principal Facilities Agent shall have received written notice from a Lender prior to 5:00 p.m. on the day prior to a Borrowing Date that such Lender will not make available the principal amount which would constitute its Funding Percentage of the aggregate principal amount of the Loans to be made on such Borrowing Date pursuant to the relevant Borrowing Request, the Principal Facilities Agent may assume that such Lender has made such principal amount available to the Principal Facilities Agent and may, in reliance on such assumption, make available to the Borrower a corresponding amount. In the event that the Principal Facilities Agent makes such corresponding amount available to the Borrower and the relevant Lender has not in fact made such amount available to the Principal Facilities Agent, then such Lender agrees to pay the Principal Facilities Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such corresponding amount was made available by the Principal Facilities Agent to the Borrower to the date such amount is paid by the Lender to the Principal Facilities Agent, at the interest rate (calculated pursuant to Clause 3.2(a)) applicable at the time to the Loans requested to be made pursuant to the relevant Borrowing Request. In the event that such corresponding amount and such interest is not paid to the Principal Facilities Agent by such Lender within five (5) Business Days of the Principal Facilities Agent having made written demand for such amount, then the Borrower agrees to repay such corresponding amount to the Principal Facilities Agent together with interest thereon, for each day from the date such corresponding amount was made available by the Principal Facilities Agent to the Borrower to the date such amount is paid by the Borrower to the Principal Facilities Agent, at the interest rate applicable at the time to the Loans requested to be made pursuant to the relevant Borrowing Request.

2.3	Continuation elections

By delivering a Continuation Notice to the Facility Agent on or before 11:00 a.m. on a Business Day, the Borrower may from time to time irrevocably elect, on not less than three (3) nor more than five (5) Business Days' notice (counting the date on which such Continuation Notice is given) prior to the expiration of any Interest Period with respect to any then outstanding Loans, that such Loans be, upon the expiration of such Interest Period, continued as Loans for the Interest Period specified in such Continuation Notice; provided, however, that, at any one time (and subject to Clause 5.2(b) of the Common Terms Agreement), only five (5) Interest Periods may be in effect; and provided, further, however, that following any continuation of Loans, each tranche of Loans with identical Interest Periods made by all the Lenders shall be in an aggregate principal amount which is not less than U.S.$5,000,000 and in an integral multiple of U.S.$1,000,000.

In the absence of delivery of a Continuation Notice with respect to any Loans at least three (3) Business Days before the last day of the then current Interest Period with respect thereto, such Loans shall, on such last day, automatically be deemed to be continued as Loans having (subject to Clause 3.2(b)) an Interest Period determined pursuant to the provisions of clause (c) of the definition of such term.

Upon receipt of a Continuation Notice, the Facility Agent shall promptly notify each Lender and the Principal Facilities Agent of the contents thereof, and such Continuation Notice shall not thereafter be revocable.

2.4	Cancellation

The Borrower may cancel the unutilised portion of the Total Commitment Amount only in accordance with the provisions of Clause 3.3 of the Common Terms Agreement.

2.5	Records

Each Lender's Loans shall be evidenced by a loan account maintained by such Lender. The Borrower hereby irrevocably authorises each Lender to make (or cause to be made) appropriate account entries, which account entries, if made, shall evidence inter alia the date of, the principal amount of, any repayments of, the interest rate on, and the Interest Periods applicable to, the Loans then outstanding to such Lender. Any such account entries indicating the outstanding principal amount of the Loans outstanding to such Lender shall be prima facie evidence of the principal amount thereof owing and unpaid, but the failure to make any such entry shall not limit or otherwise affect the obligations of the Borrower hereunder to make payments of the principal amount of, or interest on, such Loans when due.

2.6	Funding

Each Lender may, if it so elects, fulfil its obligation to make or maintain any portion of the principal amount of its Loans by causing a foreign branch, affiliate or international banking facility of such Lender to make such Loans; provided, however, that in such event such Loans shall be deemed to have been made by a foreign branch, affiliate or international banking facility of such Lender, the obligation of the Borrower to repay the principal amount of such Loans, and pay interest thereon, shall nevertheless be to such Lender and shall be deemed to be held by it, to the extent of such Loans, for the account of such foreign branch, affiliate or international banking facility; and provided, further, however, that unless such election is made in order for such Lender to comply with applicable law, if as a result of circumstances existing at the date of such election, the Borrower would be obliged to make a payment to such Lender under Clause 7.2 or 7.5 of the Common Terms Agreement, then such Lender shall only be entitled to receive payment under such Clauses to the same extent as such Lender would have been so entitled if such election had not occurred.

3.	PRINCIPAL PAYMENTS; INTEREST

3.1	Principal payments

The Borrower shall make payment in full of the unpaid principal amount of all Loans on the Final Maturity Date. Prior thereto, the Borrower:

(a)

may, from time to time on any Business Day, make a voluntary prepayment, in whole or in part, of the then outstanding principal amount of Loans as set forth in Clause 5.1(b) of the Common Terms Agreement;

[CONFIDENTIAL]

(c)	shall make other repayments of the Loans as set out in Clause 5.1 of the Common Terms Agreement.

(d)

Any amount in respect of any Loans repaid under clause (a) or (c) shall be applied against subsequent repayments of Loans required to be made pursuant to clause (b) in the inverse order of maturity thereof.

(e)

Each repayment or prepayment of the principal amount of any Loans made pursuant to this Clause shall be without premium or payment of any other additional amount, except as may be required pursuant to Clause 7.3 of the Common Terms Agreement.

(f)	Any repayment or prepayment of the principal amount of any Loans shall include accrued interest on the date of repayment or prepayment on the principal amount being prepaid.

(g)	The principal amount of any Loans repaid or prepaid pursuant to this Clause may not be re-borrowed.

[CONFIDENTIAL]

[CONFIDENTIAL]

[CONFIDENTIAL]

4.	CONDITIONS PRECEDENT TO MAKING LOANS

[CONFIDENTIAL]

The obligations of each Lender to make its initial Loan shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Clause. Unless specifically stated to the contrary, each document, certificate and other instrument delivered pursuant to this Clause shall be dated on, or prior to, and shall be in full force and effect on, the Borrowing Date of the initial Loans.

[CONFIDENTIAL]

5.	THE FACILITY AGENT AND THE MLA'S

5.1	Appointment

Each of the Lenders hereby:

	(a)	appoints the Facility Agent as its agent in connection herewith; and

(b)

authorises the Facility Agent to exercise such rights, powers and discretions as are specifically delegated to the Facility Agent by the terms of the Finance Documents together with all such rights, powers and discretions as are reasonably incidental thereto.

5.2	Reliance, etc

The Facility Agent may:

	(a)	assume that:

(i) any representation made by any Obligor in connection with any Finance Document is true;

(ii) no Default has occurred; and

(iii) no Obligor is in breach of or in default of its obligations under any Finance Document to which it is a party unless, in each such case, the Facility Agent has actual knowledge or actual notice to the contrary;

(b)

assume that the Dollar Lending Office of each Lender is that specified on the signature pages attached to the Common Terms Agreement (and, in the case of a Transferee Lender, at the end of the Transfer Certificate to which it is a party as Transferee Lender) until it has received from any Lender a notice designating some other office of such Lender to replace its Dollar Lending Office and may act upon any such notice until the same is superseded by a further such notice;

(c)

engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may seem necessary, expedient or desirable to it and rely upon any advice so obtained;

	(d)	rely as to any matters of fact which might reasonably be expected to be within the knowledge of any Obligor upon a certificate signed by or on behalf of such Obligor;

	(e)	rely upon any communication or document believed by it to be genuine;

(f)

refrain from exercising any right, power or discretion vested in it as an agent under any Finance Document unless and until instructed by the Required Lenders as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

(g)	in the absence of instructions from the Required Lenders (or, if appropriate, all the Lenders), act (or refrain from taking action) as it considers to be in the best interests of the Lenders;

(h)

refrain from acting in accordance with any instructions of the Required Lenders to begin any legal action or proceeding arising out of or in connection with any Finance Document until it shall have received such security and/or further indemnities as it may require (whether by way of payment in advance or otherwise) for all costs, claims, expenses (including legal fees and expenses on a full indemnity basis) and liabilities which it will or may expend or incur in complying with such instructions; and

(i)

hold or place any Finance Document and any document coming into its possession or control pursuant thereto in safe custody with any bank or other person whose business includes the safe custody of documents or with a lawyer or firm of lawyers in any part of the world, without responsibility to any Finance Party for any loss incurred by reason of any action or inaction on the part of any such person or for the supervision of any such person and may pay all sums required to be paid on account of or in respect of the foregoing.

5.3	Actions

The Facility Agent shall:

	(a)	promptly forward to a party the original or a copy of any document which is delivered to the Facility Agent for that party by any other party;

	(b)	if the Facility Agent receives a notice from a party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, promptly notify the Lenders thereof;

(c)

save as otherwise provided herein, act as agent under any Finance Document to which it is a party in accordance with any instructions given to it by the Required Lenders, which instructions shall be binding on all of the Finance Parties; and

	(d)	if so instructed by the Required Lenders, refrain from exercising any right, power or discretion vested in it as agent under any Finance Document to which it is a party.

5.4	Limitation on actions

Notwithstanding anything to the contrary expressed or implied in any Finance Document, the Facility Agent shall not:

	(a)	be bound to enquire as to:

(i)	whether or not any representation made by any Obligor in connection with any Finance Document is true;

(ii)	the occurrence or otherwise of any Default;

(iii)	the performance by any Obligor of its obligations under any Finance Document; or

(iv)	any breach of, or default by any Obligor of, its obligations under any Finance Document;

(b)	be bound to account to any Finance Party for any sum or the profit element of any sum received by it for its own account;

(c)

be bound to disclose to any other person any information relating to any Obligor or any affiliate of any thereof if such disclosure would or might in its opinion constitute a breach of any law or regulation or be otherwise actionable at the suit of any person; or

(d)	be under any fiduciary duty towards any Finance Party or under any obligations other than those for which express provision is made in the Finance Documents.

5.5	Indemnification by Lenders

Each Lender shall, from time to time on demand by the Facility Agent, indemnify the Facility Agent in the proportion of such Lender's Percentage at the time of such demand, against any and all reasonable costs, claims, expenses (including legal fees) and liabilities which the Facility Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as the Facility Agent under the Finance Documents.

5.6	Exculpation

(a)

Neither the Facility Agent nor any MLA accepts any responsibility for the accuracy and/or completeness of any information supplied by or on behalf of any Group Member in connection with any Finance Document or for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and neither the Facility Agent nor any MLA shall be under any liability to any Lender as a result of taking or omitting to take any action in relation to any Finance Document (including any such action taken or omitted to be taken prior to the Effective Date in connection with the arrangement and implementation of the financing facilities contemplated by the Finance Documents), save in the case of gross negligence or wilful misconduct.

(b)

In the event that the named insured on the policy of Political Risk Insurance maintained in connection with the Finance Documents shall be the Facility Agent or any MLA, neither the Facility Agent nor such MLA shall be under any liability whatsoever for any invalidation, cancellation or avoidance of any cover provided by such policy or any direct or indirect loss suffered by any Covered Tranche A Lender due to such invalidity, cancellation or avoidance, except in respect of the Facility Agent's or, as the case may be, such MLA's, negligence or wilful misconduct.

5.7	Waiver

Each of the Finance Parties agrees that it will not assert or seek to assert against any director, officer, employee, agent or adviser of the Facility Agent or any MLA any claim it might have against the Facility Agent or such MLA in respect of the matters referred to in Clause 5.6.

5.8	Banking activities

Each of the Facility Agent and the MLA's may accept deposits from, lend money to and generally engage in any kind of banking or other business with, any Group Member.

5.9	Resignation and replacement

(a)

The Facility Agent may resign as such at any time upon at least thirty (30) days prior notice to the Borrower and all the Lenders; provided, however, that no such resignation shall be effective unless a successor to it as the Facility Agent is appointed in accordance with this Clause. Following delivery of any such notice of resignation, the Required Lenders may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), at any time upon fifteen (15) days notice to the Facility Agent and the Borrower, appoint another Lender as the successor Facility Agent which shall thereupon become the Facility Agent hereunder. If no successor Facility Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Facility Agent's giving notice of resignation, then the retiring Facility Agent may, on behalf of the Finance Parties, appoint (with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed)) a successor Facility Agent, which shall be one of the Lenders or another reputable and experienced banking or financial institution.

(b)

If the Facility Agent shall default in, or commit any act of negligence or wilful misconduct in connection with, the performance of any of its material duties under any Finance Document then the Required Lenders may, with the prior written consent of the Borrower (such consent not to be unreasonably withheld or delayed), at any time upon fifteen (15) days notice to the Facility Agent and the Borrower, appoint another Lender (which shall be one of the Lenders or another reputable and experienced banking or financial institution) as a replacement Facility Agent which shall thereupon become the Facility Agent hereunder.

5.10	Discharge

If a successor to the Facility Agent is appointed under the provisions of Clause 5.9, then:

(a)

the retiring Facility Agent shall be discharged from any further obligations under the Finance Documents but shall remain entitled to the benefit of the provisions of this Clause 5 and of Clauses 18.3 and 18.4 of the Common Terms Agreement; and

(b)	its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original party hereto.

5.11	Credit decisions

It is understood and agreed by each Finance Party that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of each Group Member and, accordingly, each Finance Party warrants to each of the Facility Agent and each MLA that it has not relied and will not hereafter rely on the Facility Agent or such MLA:

(a)

to check or enquire on its behalf into the adequacy, accuracy or completeness of either information provided by or on behalf of any Group Member in connection with this Agreement or any other Finance Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter circulated to such Finance Party by the Facility Agent or such MLA); or

(b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of any Group Member.

5.12	The Facility Agent and the MLA'S

In acting as the Facility Agent or as an MLA, each such Finance Party shall be treated as a separate entity from any other division of such Finance Party (or similar units of such Finance Party in any subsequent reorganisation) or its affiliates and, without limiting the generality of the foregoing, in the event that any of such Finance Party's divisions (or similar units) or affiliates should act for any Group Member in an advisory capacity in relation to any other matter, any information given by any Group Member to such divisions (or similar units) or affiliates for the purposes of obtaining advice shall be treated as confidential and shall not be available to the other Finance Parties without the consent of the Borrower; and notwithstanding anything to the contrary expressed or implied herein and without limiting the generality of the foregoing, such Finance Party shall not as between itself and the other Finance Parties be bound to disclose to any other Finance Party or other person any information supplied by any Group Member to such Finance Party in its capacity as the Facility Agent or as an MLA hereunder which is identified by such Group Member at the time of supply as being unpublished price sensitive information relating to a proposed transaction by a Group Member to such Finance Party and supplied solely for the purpose of evaluating in consultation with such Finance Party in its capacity as advisor whether such transaction might require a waiver or amendment to any of the provisions contained in any Finance Document.

5.13	Interpretation

As used in this Clause, "actual knowledge" and "actual notice" of the Facility Agent and the MLA's means actual knowledge or notice of those officers of the Facility Agent, or, as the case may be, the MLA's, from time to time responsible for the performance by the Facility Agent, or, as the case may be, the MLA's, of their respective obligations under the Finance Documents.

5.14	Conduct of proceedings

As set forth in the Common Terms Agreement, the Principal Facilities Agent and/or the relevant Representative shall have the sole conduct of any action or proceedings to be taken upon the happening of an Event of Default and in the enforcement of any security granted by the Security Agreements and no Lender shall (unless the Principal Facilities Agent otherwise requests) take any action by itself or in conjunction with any other Lender or any other person to enforce the terms of any of the Finance Documents or to terminate the same. If any Lender notifies the Facility Agent that it wishes to take action as aforesaid, the Facility Agent shall refer the same to the Principal Facilities Agent for referral to the Senior Lenders in accordance with Clause 14.14 of the Common Terms Agreement. Notwithstanding anything to the contrary hereunder, and subject to the Common Terms Agreement, the Facility Agent shall not:

(a) formally initiate any legal action or proceedings hereunder against any Obligor on behalf of any Lender without the prior written consent of such Lender; or

(b) exercise on behalf of any of the Lenders any of their rights or remedies hereunder or under the Security Agreements unless it has been instructed to do so in writing by such Lenders.

5.15	Decisions by the Lenders

In any case where the materiality of any matter, event or consequence is in question, the Facility Agent shall be entitled (but not bound) to determine the same without reference to the Lenders. Any acknowledgement given by the Facility Agent to any Obligor that any matter, event or consequence is not material shall be binding on the Lenders.

The Facility Agent shall, unless it reasonably considers the matter in question not to be material, be bound (and shall in any event be entitled) to notify to the Lenders any question relating to the exercise by the Facility Agent of any discretion, or to the giving or withholding by it of any approval or waiver, or of any matter dependent on its opinion, for any purposes under the Finance Documents.

5.16	Manner of reference to Lenders

Whenever the Facility Agent refers any question to the Lenders for any of the purposes of this Clause it shall:

(a) do so in writing; and

(b)	state a time (being reasonable in all the circumstances) within which each Lender is to give directions as aforesaid.

If not all the Lenders reply to the Facility Agent within the required time as aforesaid (or such longer time as the Facility Agent may allow) then the percentage referred to in the definition of Required Lenders shall be deemed to refer to the percentage of the aggregate shares of the Lenders who have so replied.

5.17	Know Your Customer checks

	(a)	If:

		(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

		(ii)	any change in the status of any Obligor after the date of this Agreement; or

		(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer;

obliges the Facility Agent or any Lender (or, in the case of clause (a)(iii), any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrower shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in clause (a)(iii), on behalf of any prospective new Lender) in order for the Facility Agent or such Lender or, in the case of the event described in clause (a)(iii), any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in this Agreement.

(b)

To the extent permitted by the applicable law of the relevant Lender, each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in this Agreement.

5.18	No fiduciary duties

(a) Except, and to the extent, expressly set forth herein or in any Security Agreement, nothing in this Agreement constitutes the Facility Agent as a trustee or fiduciary of any other person.

(b) The Facility Agent shall not be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

5.19	Role of the MLA's

Except as specifically provided in the Finance Documents, no MLA has any obligations of any kind to any other party under or in connection with the Finance Documents.

6.	MISCELLANEOUS

6.1	Waivers, amendments, etc

Each of the provisions of this Agreement may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and implemented in accordance with Clause 18.1 of the Common Terms Agreement.

No failure or delay on the part of any Finance Party in exercising any power or right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on any Obligor in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by any Finance Party under this Agreement shall, except as may be otherwise stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval hereunder shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

6.2	Notices

All notices and other communications provided to any party hereto under this Agreement shall be in writing and shall be sent by hand delivery, courier delivery, facsimile or electronic communication and addressed or delivered to it at its address set forth below its signature hereto and designated as its "Address for Notices" or at such other address as may be designated by such party in a notice to the other parties. Any notice:

	(a)	if sent by hand delivery or courier delivery, shall be deemed received when delivered in legible form;

	(b)	if transmitted by facsimile, shall be deemed given when transmitted (transmission confirmed by the sending facsimile machine); and

	(c)	if transmitted by electronic communication, shall be deemed given when actually received by the recipient in readable form.

6.3	Survival

The obligations of the Borrower under Clause 3.3 and the obligations of the Lenders under Clause 5.5, shall, in each case, survive any termination of this Agreement.

6.4	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.5	Headings

The various headings of this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

6.6	Counterparts, effectiveness, etc

This Agreement may be executed by the parties hereto in several counterparts, each of which shall, when executed, be deemed to be an original and all of which shall constitute together but one and the same agreement. This Agreement shall become effective on the date (the "Effective Date") when counterparts hereof executed on behalf of the Borrower, the MLA's, the Principal Facilities Agent and each Lender (or notice thereof satisfactory to the Facility Agent) shall have been received by the Facility Agent.

6.7	Governing law

This Agreement and all matters and disputes relating hereto shall be governed by, and construed in accordance with, English law.

6.8	Assignments and transfers by the Obligors

No Obligor shall be entitled to assign or transfer all or any of its respective rights, benefits and obligations under any Finance Document except with the consent of the Lenders.

6.9	Assignments and transfers by the Lenders

Any Lender may at any time assign or transfer all or any of its rights and benefits under the Finance Documents to another bank or other financial institution which is a Qualifying Financial Institution in accordance with this Clause 6.9 but subject always to Clause 18.11 of the Common Terms Agreement.

(a) Assignments

Any Lender may at any time assign and transfer, all or, subject to clause (a), a portion of its rights and benefits under the Finance Documents to another bank or financial institution which is a Qualifying Financial Institution or, in connection with any payment made to a Covered Tranche A Lender pursuant to any Political Risk Insurance, to the issuer of the relevant policy. If any Lender chooses to effect an assignment pursuant to this Clause, such assignment and transfer shall not be effective unless and until the assignee Lender has agreed with the Facility Agent and the other Lenders that the assignee Lender shall be under the same obligations toward each of them as it would have been under if it had been a party hereto as a Lender and the Facility Agent and the other Lenders shall not otherwise be obligated to recognise such assignee Lender as having the rights against each of them which it would have had if it had been such a party hereto. Any assignment or transfer pursuant to this clause (a) shall be effective only after delivery to and acceptance by, the Facility Agent of an instrument, in form and substance satisfactory to it, executed by the assignor Lender and the assignee Lender stating the portion of the Commitment Amount assigned to the assignee Lender and the assignee Lender's administrative details.

(b)	Transfers

As an alternative to clause (a), if any Lender (a "Transferor Lender") wishes to transfer all or, subject to clause (c), a portion of its rights, benefits and obligations under the Finance Documents to another bank or financial institution or, in connection with any payment made to a Covered Tranche A Lender pursuant to any Political Risk Insurance, to the issuer of the relevant policy (a "Transferee Lender"), then such transfer may be effected by the delivery to the Facility Agent of a duly completed and executed Transfer Certificate, whereupon:

(i)

 to the extent that in such Transfer Certificate the Transferor Lender party thereto seeks to transfer its rights and obligations under each Finance Document, each Obligor, the Facility Agent and such Transferor Lender shall be released from further obligations towards one another hereunder and their respective rights against one another shall be cancelled (such rights and obligations being referred to in this Clause as "discharged rights and obligations");

(ii)

each Obligor, the Facility Agent and the Transferee Lender party thereto shall assume obligations towards one another and acquire rights against one another which differ from such discharged rights and obligations only insofar as such Obligor, the Facility Agent and such Transferee Lender have assumed and acquired the same in place of such Transferor Lender; and

(iii)

 the Facility Agent, such Transferee Lender and the other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had such Transferee Lender been an original party to this Agreement as a Lender with the rights and obligations acquired or assumed by it as a result of such transfer.

(c)	Minimum amount

Any assignment or transfer pursuant to clause (a) or (b) of a portion of a Lender's rights and/or benefits shall be in an integral multiple of U.S.$10,000,000; provided, however, that in the event of any such assignment or transfer to the issuer of any policy of Political Risk Insurance the amount so assigned or transferred, as the case may be, may be in such other amount as the relevant Covered Tranche A Lender may have received pursuant to such policy.

(d)	Security Agreements

Within ten (10) Business Days after an assignment or transfer pursuant to this Clause 6.9 and upon the written request (given through the Facility Agent), and at the cost and expense, of the relevant assignee Lender or Transferee Lender, as the case may be, each Obligor will enter into such documentation as the assignee Lender or the Transferee Lender shall reasonably request so as to ensure that the liens created by the Security Agreements secures the Obligations of the Borrower to such assignee Lender or Transferee Lender, as the case may be.

(e)	Consent

Any assignment or transfer pursuant to this Clause 6.9 may be effected only with the prior written consent of the Principal Facilities Agent and (at any time when no Default shall have occurred and be continuing) of the Borrower (such consent of the Principal Facilities Agent or the Borrower not to be unreasonably withheld or delayed); provided, however, that, in the case of any such assignment or transfer by IFC no such consent shall be required but IFC shall give five (5) Business Days notification to the Principal Facilities Agent of its intent to effect any such assignment or transfer and shall (unless, at such time, an Event of Default shall have occurred and be continuing) consult with the Principal Facilities Agent in connection therewith.

(f)	Reliance on instruments

The Facility Agent shall be fully entitled to rely on any written instrument delivered to it in accordance with clause (a) or on any Transfer Certificate which is correct and regular on its face as regards its contents and purportedly executed on behalf of the relevant parties thereto and shall have no liability or responsibility to any party as a consequence of placing reliance upon and acting in accordance with any such written instrument or Transfer Certificate.

(g)	Sub-participations

Nothing in this Clause 6.9 shall, or shall be deemed to, prevent any Lender from selling any participation or similar interest in its Commitment or Loans and the Borrower hereby acknowledges and agrees that in connection with any such sale, the seller of any such participation shall be entitled to claim under the provisions of Clauses 7.2, 7.3, 7.4, 7.5, 17.4, 17.7, 18.3 and 18.4 of the Common Terms Agreement on behalf of the purchaser of any such participation as if such purchaser was named as a Lender in such provisions (but in no event shall such seller be entitled to claim any amount on behalf of any such purchaser under any such provision which is in excess of the amount which such seller would then be entitled to claim under such provision in respect of the portion of its Commitments or Loans so participated); provided, however, that:

(i)	for the avoidance of doubt, the sale by any Lender of any such participation or similar interest shall not relieve such Lender of any of its obligations hereunder; and

(ii)	the Obligors shall be required to deal only with the Lenders and not with any purchaser of a participation from any Lender.

[CONFIDENTIAL]

(i)	Provision of information

In connection with any assignment, transfer or sale of a participation or similar interest by any Lender as contemplated by this Clause such Lender may, subject to Clause 6.11, supply to the relevant assignee Lender, Transferee Lender or purchaser such information in its possession with respect to such Lender's Loans and Commitment and the Finance Documents as such Lender shall deem appropriate.

(j)	Mitigation of cost

If any Lender shall assign or transfer its rights or obligations hereunder and, as a result of circumstances existing at the date of such assignment or transfer, the Borrower would be obliged to make a payment to the assignee Lender or Transferee Lender under Clause 7.2 or 7.5 of the Common Terms Agreement, then the assignee Lender or Transferee Lender shall only be entitled to receive payment under such Clauses to the same extent as the assignor Lender or Transferor Lender would have been so entitled if the assignment or transfer had not occurred; provided, however, that the provisions of this Clause shall not apply to any assignment or transfer by any Lender in connection with Primary Syndication of the Commitments.

6.10	Other transactions

Without prejudice to the provisions of Clause 5.8 or 5.12, nothing contained herein shall preclude any Finance Party from engaging in any transaction, in addition to those contemplated by any Finance Document, with any Group Member or any of their respective affiliates in which any Group Member or such affiliate is not restricted hereby from engaging with any other person.

6.11	Confidentiality

Information provided by any Obligor hereunder or under any other Finance Document shall not be disclosed by any Finance Party for any purpose other than evaluation, monitoring and review pursuant to this Agreement; provided, however, that such information may be disclosed:

(a)

as contemplated by Clause 6.9(i) if the relevant assignee Lender, Transferee Lender or purchaser is advised such information is confidential and such persons agree to keep such information confidential;

(b)

to any director, officer or employee of such Finance Party (and, in the case of IFC, to any director, officer or employee of the International Bank for Reconstruction and Development); provided, however, that same is treated in the same manner as other confidential information held by such Finance Party;

(c)

to legal advisers, accountants and other consultants and professional advisors determined by such Finance Party to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the relevant Obligor;

	(d)	pursuant to applicable law;

	(e)	to the extent that such information is public;

(f)

to the extent that such information was previously known to such Finance Party through means other than the Obligors, or was acquired from a third party not known to such Finance Party to be under a duty of confidentiality to an Obligor;

	(g)	in connection with the exercise by any Finance Party of any rights and remedies at any time when any Default has occurred and is continuing; or

	(h)	by any Covered Tranche A Lender to any issuer of any policy of Political Risk Insurance.

6.12	Dispute resolution

	(a)	(i)

Any dispute, difference, controversy or claim arising out of or in connection with this Agreement, including the breach, termination or invalidity hereof, shall be settled by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force.

(ii)

The arbitral tribunal shall be composed of a sole arbitrator who shall be appointed by agreement between the parties in dispute. Failing such agreement within thirty (30) days from the service of the notice of arbitration, the sole arbitrator shall be appointed by the President for the time being of the London Court of International Arbitration.

(iii)

The notice of arbitration shall be also served on each and every party who hereby agree to submit any dispute, difference, controversy or claim arising of or in connection with this Agreement before the same arbitral tribunal by intervening in the pending arbitration proceedings commenced pursuant to clauses (a)(i) and (a)(ii). In the event that such proceedings have already been declared closed or discontinued for other reasons the dispute, difference, controversy or claim arising out of or in connection with this Agreement shall be settled through fresh arbitral proceedings to be commenced in compliance with clauses (a)(i) and (a)(ii).

(iv)	The arbitral tribunal shall be empowered to settle each and every dispute submitted to it in separate awards and at different times.

(v)	The place of arbitration shall be London, England and the English language shall be used throughout the arbitral proceedings.

(vi)	The parties hereby waive any rights under any applicable and procedural law to appeal any arbitration award or to seek determination of a preliminary point of law with respect to such proceedings.

(vii)	Judgement of the award may be entered into any court having jurisdiction thereof.

(b)

Nothing in this Agreement shall affect the right of any Finance Party to commence legal proceedings or otherwise sue any Obligor in England, Russia, Canada, any Province of Canada or any other appropriate jurisdiction, or concurrently in more than one jurisdiction, or to serve process, pleadings and other legal papers upon any Obligor in any manner authorised by the laws of any such jurisdiction.

(c)

Nothing in this Agreement shall be construed as a waiver, renunciation or other modification of any immunities, privileges or exemptions of IFC accorded under the Articles of Agreement of IFC, international conventions or any applicable law.

(d)

Nothing in this Agreement shall be construed as a waiver, renunciation or other modification of any immunity, privileges or exemptions of Export Development Canada accorded under the Export Development Act (Canada), international conventions or any applicable law.

6.13	Entire agreement

The Finance Documents constitute the entire agreement and understanding of the parties with respect to the subject matter thereof and supersede any previous agreement, written or oral, between the parties relating to the subject matter thereof. Each of the parties acknowledges and agrees that in entering into this Agreement it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether party to this Agreement or not) other than as expressly set out in this Agreement as a warranty. The only remedy available to any party hereto for breach of the warranties shall be for breach of contract under the terms of this Agreement or the relevant Finance Document. Nothing in this Section shall, however, operate to limit or exclude any liability for fraud.

6.14	Waiver of immunity

To the extent that any Obligor may be entitled in any jurisdiction to claim for itself or its assets, immunity from suit, execution, attachment or other legal process whatsoever, it hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the fullest extent permitted by the laws of such jurisdiction.

6.15	Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunder duly authorised on the day and year first above written.

The Borrower

CLOSED JOINT-STOCK COMPANY	)	/s/ Signed	/s/ Signed
"CHUKOTKA MINING AND	)	Signed	Signed
GEOLOGICAL COMPANY"	)
By	)
		Name printed	Name printed

		Title	Title

Address:	2 "V" Rultytegina Street
68 9000 Anadyr
Chwkotka Autonomous District
Russia
Facsimile no:	+7 41322 99 363

Electronic mail address:	jsullivan@bemagold.com

For the attention of:	Jim Sullivan

With a copy to:

Address:	Bema Gold Corporation
Suite 3100
595 Burrard Street
P.O. Box 49143
Vancouver
British Columbia
Canada V7X 1J1
Facsimile no:	+1 604 681 6209

Electronic mail address:	rricher@bemagold.com

For the attention of:	Roger Richer

The Guarantors

BCK VENTURES LIMITED	)	/s/ Signed
By	)	Signed

Name printed

Title

Address for Notices:	Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

Facsimile No.:	+357 (0) 2 277 9939

Attention:	Irene Argyrides

e: mail:	i.argyrides@chrysostomides.com.cy

BEMA GOLD CORPORATION	)	/s/ Signed
By	)	Signed

Name printed

Title

Address for Notices:	Suite 3100
Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver
British Columbia
Canada V7X 1J1

Facsimile No.:	+1 604 681 6209

Attention:	Roger Richer

e: mail:	rricher@bemagold.com

KUPOL VENTURES LIMITED	)	/s/ Signed
By	)	Signed

Name printed

Title

Address for Notices:	Dr. K. Chrysostomides & Co.
1 Lambousa Street
1095 Nicosia
Cyprus

Facsimile No.:	+357 (0) 2 277 9939

Attention:	Irene Argyrides

e:mail:	i.argyrides@chrysostomides.com.cy

WHITE ICE VENTURES LIMITED	)	/s/ Signed
By	)	Signed

Name printed

Title

Address for Notices:	c/o HWR Services Limited
Craigmuir Chambers
P.O. Box 71
Road Town
Tortola
British Virgin Islands

Facsimile No.:	+1 284 494 3547

Attention:	Gilda Richardson

e:mail:	Gilda.Richardson@harneys.com

CHUKOTKA VENTURES LIMITED	)	/s/ Signed
By	)	Signed

Name printed

Title

Address for Notices:	Antis Triantafyllides and Sons
Triantafyllides Building
Capital Center - 9th Floor
Nicosia
Cyprus

Facsimile No.:	+357 245 0620

Attention:	George/Stelios Triantafyllides

e:mail:	trianta@triantafyllides.com

BEMA GOLD FAR EAST LLC	)	/s/ Signed
By	)	Signed	Signed

		Name printed	Name printed

		Title	Title

Address for Notices:	13 Proletarskaya Street
Magadan
Russia
685000

Facsimile No.:	+7 41322 99 363

Attention:	Jim Sullivan

Electronic mail address:	jsullivan@bemagold.com

The Lenders			[CONFIDENTIAL]
[CONFIDENTIAL]

CATERPILLAR FINANCIAL	)
SERVICES (UK) LIMITED	)
By	)	Signed	Signed

		Name printed	Name printed

		Title	Title

Address:	2405 Stratford Road
Hockley Heath
West Midlands B94 6NW
United Kingdom

Facsimile no:	[CONFIDENTIAL]

Electronic mail address:	[CONFIDENTIAL]

For the attention of:	[CONFIDENTIAL]

With an additional copy to:

Address:	[CONFIDENTIAL]

Facsimile no:	[CONFIDENTIAL]

Electronic mail address:	[CONFIDENTIAL]

For the attention of:	[CONFIDENTIAL]

[CONFIDENTIAL]
[CONFIDENTIAL]

EXPORT DEVELOPMENT CANADA	)
By	)	Signed	Signed

		Name printed	Name printed

		Title	Title

Address:	[CONFIDENTIAL]

Facsimile no:	[CONFIDENTIAL]

For the attention of:	[CONFIDENTIAL]

[CONFIDENTIAL]

INTERNATIONAL FINANCE	)
CORPORATION	)

/s/ Signed
By		Signed

Name printed

Title

Address:	2121 Pennsylvania Avenue
N. W.
Washington, DC 20433
USA

Facsimile no:	+1 202 522 3743

For the attention of:	Director, Oil, Gas, Mining
and Chemicals Department

[CONFIDENTIAL]

MITSUBISHI CORPORATION (UK))
PLC	)	/s/ Signed
By	)	Signed

Name printed

Title

Address:	Mid City Place
71 High Holborn
London
WC1V 6BA
Facsimile no:	+44 (0) 20 7025 3239

Electronic mail address:	hideki.nakagawa@mitsubishicorp.com
ichiro.sakoda@mitsubishicorp.com

For the attention of:	Hideki Nakagawa
Ichiro Sakoda

The MLA'S
CATERPILLAR FINANCIAL	)	/s/ Signed
SERVICES (UK) LIMITED	)	Signed	Signed
By	)

		Name printed	Name printed

		Title	Title

Address:	2405 Stratford Road
Hockley Heath
West Midlands B94 6NW
United Kingdom

Facsimile no:	+44 1564 786410

Electronic mail address:	nicola.croucher@cat.com

For the attention of:	Nicola Croucher

With an additional copy to:

Address:	Caterpillar Financial (Zurich)
Muehlebachstrasse 43
8008 Zurich
Switzerland

Facsimile no:	+41 43 222 61 40

Electronic mail address:	Rolf.steinemann@cat.com
and
Roman.mebert@cat.com

For the attention of:	Rolf Steinemann and
Roman Mebert

EXPORT DEVELOPMENT CANADA	)
By	)	Signed	Signed

		Name printed	Name printed

		Title	Title

Address:	151 O'Connor
Ottawa
Ontario
Canada (K1A 1K3)

Facsimile no:	[CONFIDENTIAL]

For the attention of:	[CONFIDENTIAL]

MITSUBISHI CORPORATION	)
By MITSUBISHI CORPORATION	)	Signed
/s/ Signed

Name printed

Title

Address:	Mitsubishi Corporation
16-3, Konan 2-Chome
Minato-Ku
Tokyo 108-8228
Japan

Facsimile no:	+81 (0)3 6405 3994

Electronic mail address:	toshihiko.inamoto@mitsubishicorp.com

For the attention of:	Toshihiko Inamoto

The Facility Agent

BAYERISCHE HYPO- UND	)	/s/ Signed	/s/ Signed
VEREINSBANK AG, LONDON	)	Signed	Signed
BRANCH	)
By	)
		Name printed	Name printed

		Title	Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

The Documentation Agent

BAYERISCHE HYPO- UND	)	/s/ Signed	/s/ Signed
VEREINSBANK AG, LONDON	)	Signed	Signed
BRANCH	)
By	)
		Name printed	Name printed

		Title	Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi

The Principal Facilities Agent

BAYERISCHE HYPO- UND	)	/s/ Signed	/s/ Signed
VEREINSBANK AG, LONDON	)	Signed	Signed
BRANCH	)
By	)
		Name printed	Name printed

		Title	Title

Address:	41 Moorgate
London
EC2R 6PP
Facsimile no:	+44 (0) 20 7573 8468

Electronic mail address:	nadine.mrotzek@hvbeurope.com /
trix.brunschweiler@hvbeurope.com
For the attention of:	Nadine Mrotzek/
Trix Brunschweiler

With an additional copy to:

Address:	Natural Resources
(MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile no:	+49 (0) 89 378 41518

Electronic mail address:	frank.biburger@hvb.de /
cyril.ohene-amadi@hvb.de
For the attention of:	Frank Biburger/
Cyril Ohene-Amadi